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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CONTACTS:
Media                                            Investors
Rita Srinivasan                                  Larry James
65.360.4368                                      1.408.941.1110
ritasrinivasan@charteredsemi.com                 jamesl@charteredsemi.com

Maggie Tan                                       Suresh Kumar
65.360.4705                                      65.360.4376
tanmaggie@charteredsemi.com                      sureshk@charteredsemi.com

Barbara Kalkis
Maestro Public Relations
1.408.996.9975
kkalkis@compuserve.com



           CHARTERED SEMICONDUCTOR FILES REGISTRATION STATEMENT IN THE
                   UNITED STATES FOR FOLLOW-ON GLOBAL OFFERING


SINGAPORE -- April 6, 2000 -- Chartered Semiconductor Manufacturing Ltd (Nasdaq:
CHRT and SGX-ST: CHARTERED) today announced that it has filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission for a follow-on global offering of 78,000,000 ordinary shares, directly or in the form of American Depositary Shares (ADSs). Additionally, 135,000,000 ordinary shares are being offered by selling shareholders. Chartered and one of the selling shareholders have also granted the U.S. and international underwriters a 30-day option to purchase up to an aggregate of 31,950,000 ordinary shares, directly or in the form of ADSs, to cover overallotments, if any.

The Company's U.S. offering will be managed by Salomon Smith Barney, Credit Suisse First Boston, Chase H&Q, SG Cowen and Wit SoundView. The Company's international offering will be managed by Salomon Smith Barney International, Credit Suisse First Boston, Chase H&Q, SG Cowen, Wit SoundView, Overseas Union Bank Limited and Vickers Ballas & Co. Pte Ltd. When available, a copy of the U.S. prospectus may be obtained from Salomon Smith Barney Inc., 388 Greenwich Street, New York, New York 10013; telephone 212-816-6000; Credit Suisse First Boston Corporation, Prospectus Department, Eleven Madison Avenue, New York, New York 10010, telephone 212-325-2000; Chase Securities, Inc., One Bush Street, San Francisco, California 94104, telephone 415-439-3300; SG Cowen Securities Corporation, Two International Place, Boston, Massachusetts 02110, telephone 617-946-3700; and Wit SoundView Corporate, 22 Gatehouse Road, Stamford, CT 06911, telephone 203-462-7200. Overseas Union Bank Limited can be contacted at 1 Raffles Place, OUB Centre, Singapore 048616, telephone 1-800-224-2000.




ABOUT CHARTERED

Chartered Semiconductor Manufacturing Ltd (Nasdaq: CHRT and SGX-ST: CHARTERED) is one of the world's leading independent foundries providing wafer fabrication services. Guided
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by the tenets of trust, service, partnership, advanced technology and stability, the Company aims to provide world-class semiconductor foundry services that enable customers to create and deliver market-leading system-level solutions. Chartered operates five fabrication facilities that serve high-growth, technologically advanced applications such as communications and networking. Headquartered in Singapore, Chartered employs approximately 3400 people at its 11 locations in North America, Asia and Europe.

NO OFFERING

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This news release is not an offer of the Company's securities for sale in or out of the United States. The Company's securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of the Company's securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements.

SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's proposed follow-on global offering and the selling shareholders' proposed secondary offering and reflect the Company's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated. For example, the Company and/or the selling shareholders may decide not to effect the follow-on and/or secondary offerings or may elect to change the proposed terms or timing thereof. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain of the risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Chartered completed its global initial public offering in October 1999 and is traded in the United States on Nasdaq and in Singapore on the Singapore Exchange Securities Trading Limited (SGX-ST). For more information, visit the company's website, www.charteredsemi.com.



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